April 5, 2013

VIA EDGAR TRANSMISSION

Mr. Terence O'Brien
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Form 10-K
Filed December 28, 2012
File No. 1-9186
Dear Mr. O'Brien:
We have reviewed your letter of March 25, 2013 regarding the Toll Brothers, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2012 (the “Form 10-K”). To facilitate your review, we have organized our response to include each comment to which we are responding herein prior to the response to that comment. This document is being submitted via EDGAR.
We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended October 31, 2012
Management's Discussion and Analysis, page 22

1.
In future filings, where you disclose the $487.2 million net income reported in fiscal 2012, please disclose and quantify the reversal of your deferred tax asset valuation allowances. For example, your summary financial data should include an appropriate footnote.

Response: In future filings, we will expand our disclosure of the reported net income in fiscal 2012 to include references to the reversal of our deferred tax asset valuation allowance where appropriate.

Securities and Exchange Commission
April 5, 2013

Off-Balance Sheet Arrangements, page 30

2.
In our letter dated February 24, 2012, we asked you to, among other things, expand the disclosure in MD&A and the footnotes to provide the specific facts and circumstances surrounding the $40.9 million aggregate impairment in your joint ventures within the South and West segments and to disclose the other clarifying information provided in your response dated February 17, 2012. In your letter also dated February 24, 2012, you said "In future filings, we will expand our disclosures related to both comments in your February 24 letter, and we will include the changes outlined in our February 17 response to your February 14 letter. Please explain how you have addressed this matter in your 2012 Form 10-K. The one-sentence disclosure on page F-17 that the impairments were attributable to the investment in South Edge LLC does not appear to adequately address our concern that a reader cannot understand the current factors influencing the markets in which you conduct your business absent this expanded clarifying information. We also note no specific information regarding the $14.7 million inventory impairment, which is material to fiscal 2012 pre-tax income.

Response: We expanded our disclosure in our April 30, 2012 Form 10-Q on page 9 in Note 4 to more fully disclose the impairments recognized in fiscal 2011. When we evaluated our disclosures in the preparation of our July 31, 2012 Form 10-Q, we reviewed the joint venture impairment disclosures contained in the April 30, 2012 Form 10-Q and concluded that extensive disclosure regarding South Edge was no longer meaningful since the impairment was the result of litigation and not further deterioration of the market. With regard to the disclosure of the impairment recognized on our investment in Planned Community Joint Venture, we concluded that this market had stabilized and that the extensive disclosure included in the April 30, 2012 Form 10-Q was no longer meaningful in our subsequent filings.
When we evaluate our disclosures in our financial statements and in our MD&A, we endeavor to provide the user with information that is useful and relevant to the current trends in our business. Because we evaluate the joint ventures in which we participate in a similar manner as we evaluate our wholly-owned communities, we apply the same standards in evaluating the carrying value of our investments. We state this in the second paragraph of Off-Balance Sheet Arrangements in the MD&A (page 30) and in the Accounting Policy note of our Consolidated Financial Statements (page F-10).
In response to your comment regarding the $14.7 million of inventory impairment in fiscal 2012, in Note 3, Inventory (page F-16), we disclose the breakdown of the inventory impairments and the expensing of costs that we do not believe to be recoverable between the different classes of inventory and reference Note 12, Fair Value Disclosures, relating to the $13.1 million of impairments to operating communities. The disclosures in Note 1, Significant Accounting Policies, Inventory (page F-8 & F-9), describe the methodology and the various factors that may result in the recognition of inventory impairments. In Note 12, Fair Value Disclosures (page F-36), the Company discloses more specific quantitative inputs used in the determination of the fair value of the operating communities on which we recognized $13.1 million of impairment charges.
We believe that our Form 10-K disclosures are appropriate and would be happy to discuss them with you or members of your staff.

Securities and Exchange Commission
April 5, 2013

Supplemental Guarantor Information, page F-45

3.
Please tell us why there is no adjustment in the Parent's operating cash flow reconciliation to back out the $112,981 (page F-48) equity income from consolidated subsidiaries since it appears the Parent did not actually receive this amount in cash given that none of the three subsidiary columns present a dividend paid to the Parent in 2012. If this amount is included in the $127,150 adjustment (page F-50), please clarify whether this item includes lending activities. If so, please present: i) any intercompany assets/liabilities in a separate line item; ii) any intercompany receivables as assets; and iii) any intercompany payables as liabilities. In this last regard, the Guarantor Subsidiaries $(1,173,254) asset account should be presented as a liability since it presumably constitutes a liability. Additionally, please present the Rule 3-10 financial statements at the level of detail required by Rule 3-10(i)(1) of Regulation S-X. In this regard, please identify the $116,835 Other income - net item in the Subsidiary Issuer Statement of Operations. Please provide us a revised draft of your Rule 3-10 data assuming you have made the foregoing changes. Lastly, explain in detail how you concluded that any intercompany receivables are valid assets, instead of capital transactions, and if they are assets, please describe the nature of the transactions that primarily generated the receivables/payables, and support the quantification of the components of receivables/payable by the related contracts outlining repayment terms, interest rates, collateral, etc.

Response:
(a) The $112,981 of equity income is included in the $127,150. The $127,150 does not include lending activities. We will break this out as a separate line item in future filings.
(b) In future filings, we will include intercompany payables in the liability section of the balance sheet.
(c) The $116,835 of Other income - net reported for the Subsidiary Issuer represents interest income from the advances to Guarantor and Non-Guarantor and Subsidiaries. We will include this as a separate line item in future filings.
(d) The intercompany receivable on the Subsidiary Issuer's balance sheet relates to advances made by the Subsidiary Issuer to Toll Bros., Inc., our wholly-owned general contractor, investment manager and paying agent. Toll Bros., Inc. advances funds to our operating subsidiaries as needed to acquire inventory and fund their related activities. Funds are returned to Toll Bros., Inc. as homes are delivered to our home buyers. When the Subsidiary Issuer needs funds to pay interest or principal, funds are returned to it by Toll Bros., Inc. All interest incurred by the Subsidiary Issuer is passed through to our operating subsidiaries. Interest is allocated to the operating subsidiaries based upon the amount of operating inventory the subsidiary has.
While we believe that our disclosures in our 2012 Form 10-K are appropriate, we will revise the disclosures in future filings to clarify the aforementioned items. As requested, the revised draft of our Rule 3-10 data as of and for the year ended October 31, 2012, reflecting the above referenced changes, is presented below.

Securities and Exchange Commission
April 5, 2013

Consolidating Balance Sheet at October 31, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	—	—	711,375	67,449	—	778,824
Marketable securities			378,858	60,210		439,068
Restricted cash	28,268		17,561	1,447		47,276
Inventory			3,527,677	233,510		3,761,187
Property, construction and office equipment, net			106,963	3,008		109,971
Receivables, prepaid expenses and other assets	134	15,130	77,175	68,300	(16,181)	144,558
Mortgage loans held for sale				86,386		86,386
Customer deposits held in escrow			27,312	2,267		29,579
Investments in and advances to unconsolidated entities			70,145	260,472		330,617
Investments in distressed loans				37,169		37,169
Investments in foreclosed real estate				58,353		58,353
Investments in and advances to consolidated entities	2,823,052	2,092,810			(4,915,862)	—
Deferred tax assets, net of valuation allowances	358,056					358,056
	3,209,510	2,107,940	4,917,066	878,571	(4,932,043)	6,181,044
LIABILITIES AND EQUITY
Liabilities:
Loans payable			69,393	30,424		99,817
Senior notes		2,032,335			48,128	2,080,463
Mortgage company warehouse loan				72,664		72,664
Customer deposits			136,225	6,752		142,977
Accounts payable			99,889	22		99,911
Accrued expenses		27,476	341,233	119,244	(11,603)	476,350
Advances from consolidated entities			1,173,254	632,496	(1,805,750)	—
Income taxes payable	82,991			(2,000)		80,991
Total liabilities	82,991	2,059,811	1,819,994	859,602	(1,769,225)	3,053,173
Equity:
Stockholders’ equity:
Common stock	1,687		48	3,006	(3,054)	1,687
Additional paid-in capital	404,418	49,400		1,734	(51,134)	404,418
Retained earnings	2,721,397	(1,271)	3,101,833	8,068	(3,108,630)	2,721,397
Treasury stock, at cost	(983)					(983)
Accumulated other comprehensive loss			(4,809)	(10)		(4,819)
Total stockholders’ equity	3,126,519	48,129	3,097,072	12,798	(3,162,818)	3,121,700
Noncontrolling interest				6,171		6,171
Total equity	3,126,519	48,129	3,097,072	18,969	(3,162,818)	3,127,871
	3,209,510	2,107,940	4,917,066	878,571	(4,932,043)	6,181,044

Securities and Exchange Commission
April 5, 2013

Consolidating Statement of Operations for the fiscal year ended October 31, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenues			1,880,908	79,850	(77,977)	1,882,781
Cost of revenues			1,523,074	22,736	(13,715)	1,532,095
Selling, general and administrative	95	2,965	307,292	41,055	(64,150)	287,257
Interest expense		115,141		576	(115,717)	—
	95	118,106	1,830,366	64,367	(193,582)	1,819,352
Income (loss) from operations	(95)	(118,106)	50,542	15,483	115,605	63,429
Other:
Income from unconsolidated entities			16,035	7,557		23,592
Other income - net	56		19,569	3,795	2,501	25,921
Intercompany interest income		116,835			(116,835)	—
Income from consolidated subsidiaries	112,981		26,835		(139,816)	—
Income before income tax benefit (provision)	112,942	(1,271)	112,981	26,835	(138,545)	112,942
Income tax (benefit) provision	(374,204)		25,805	6,129	(31,934)	(374,204)
Net income	487,146	(1,271)	87,176	20,706	(106,611)	487,146

Securities and Exchange Commission
April 5, 2013

Consolidating Statement of Cash Flows for the fiscal year ended October 31, 2012 ($ in thousands):

	Toll Brothers, Inc.	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flow (used in) provided by operating activities:
Net income (loss)	487,146	(1,271)	87,176	20,706	(106,611)	487,146
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	22	5,036	18,459	340	(1,271)	22,586
Stock-based compensation	15,575					15,575
Recovery of investment in unconsolidated entities			(2,311)			(2,311)
Excess tax benefits from stock-based compensation	(5,776)					(5,776)
Income from unconsolidated entities			(13,724)	(7,557)		(21,281)
Distributions of earnings from unconsolidated entities			5,258			5,258
Income from consolidated subsidiaries	(112,981)		(26,835)		139,816	—
Income from non-performing loan portfolios and foreclosed real estate				(12,444)		(12,444)
Deferred tax benefit	41,810					41,810
Deferred tax valuation allowances	(394,718)					(394,718)
Inventory impairments and write-offs			14,739			14,739
Change in fair value of mortgage loans receivable and derivative instruments				(670)		(670)
Gain on sale of marketable securities			(40)			(40)
Changes in operating assets and liabilities
Increase in inventory			(111,788)	(84,160)		(195,948)
Origination of mortgage loans				(651,618)		(651,618)
Sale of mortgage loans				629,397		629,397
Decrease (increase) in restricted cash	(28,268)		1,523	(771)		(27,516)
(Increase) decrease in receivables, prepaid expenses and other assets	1,483	(1,331)	(228,184)	219,833	(25,723)	(33,922)
(Increase) decrease in intercompany amounts	(15,652)	(584,260)	445,996	155,174	(1,258)	—
Increase (decrease) in customer deposits			48,157	(3,774)		44,383
(Decrease) increase in accounts payable and accrued expenses	(2,584)	3,130	5,363	(59,493)	(4,953)	(58,537)
Decrease in current income taxes payable	(25,075)					(25,075)
Net cash (used in) provided by operating activities	(39,018)	(578,696)	243,789	204,963	—	(168,962)
Cash flow used in investing activities:
Purchase of property and equipment — net			(13,706)	(789)		(14,495)
Purchase of marketable securities			(519,737)	(60,221)		(579,958)
Sale and redemption of marketable securities			368,253			368,253
Investment in and advances to unconsolidated entities			(3,637)	(213,523)		(217,160)
Return of investments in unconsolidated entities			32,659	5,709		38,368
Investment in non-performing loan portfolios and foreclosed real estate				(30,090)		(30,090)
Return of investments in non-performing loan portfolios and foreclosed real estate				16,707		16,707
Acquisition of a business			(144,746)			(144,746)
Net cash used in investing activities	—	—	(280,914)	(282,207)	—	(563,121)
Cash flow provide by (used in) financing activities:
Net proceeds from issuance of senior notes		578,696				578,696
Proceeds from loans payable				1,002,934		1,002,934
Principal payments of loans payable			(26,800)	(989,281)		(1,016,081)
Proceeds from stock-based benefit plans	33,747					33,747
Excess tax benefits from stock-based compensation	5,776					5,776
Purchase of treasury stock	(505)					(505)
Net cash provided by (used in) financing activities	39,018	578,696	(26,800)	13,653	—	604,567
Net decrease in cash and cash equivalents	—	—	(63,925)	(63,591)	—	(127,516)
Cash and cash equivalents, beginning of year	—	—	775,300	131,040	—	906,340
Cash and cash equivalents, end of year	—	—	711,375	67,449	—	778,824

Securities and Exchange Commission
April 5, 2013

*                                                                                  *                                                                                  *
We are grateful for your assistance in this matter. Please do not hesitate to call me at (215) 938-8045 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and
Chief Accounting officer